SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 22, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are the consolidated financial statements of R.V.B. Holdings Ltd. as of and for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)
By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: March 22, 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the group") as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, in accordance with International Financial Reporting Standards (IFRS).

Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 21 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2011	2010
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	5	6,751	57
Accounts receivable	6	238	248
Loan provided	8	-	218
Total current assets		6,989	523

Non-current assets
Loan provided	8	-	274
Fixed assets, net	9	12,505	13,967
Intangible assets, net	10	3,521	3,931
Total non-current assets		16,026	18,172

Total assets		23,015	18,695

Liabilities and equity

Current liabilities
Loans from banks and others	12	603	4,529
Convertible shareholders' loans	12	-	4,339
Accounts payable and accruals	11	630	623
Total current liabilities		1,233	9,491

Non-current liabilities
Loans from banks	12	102	-
Shareholders' loans	12	-	4,240
Options at fair value through profit and loss	7c(4)	158	210
Liability to the Office of the Chief Scientist	15b	411	442
Liability in respect of dismantling and vacating fixed assets	2h	133	76
Total non-current liabilities		804	4,968

Equity attributable to owners of the Company		17,076	4,236
Non-controlling interests		3,902	-
Total equity		20,978	4,236

Total liabilities and equity		23,015	18,695

Yitzhak Apeloig Chairman of the Board	Ofer Sandelson CEO	Ofer Naveh CFO

Approval date of the financial statements: March 21, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2011	2010	2009
	Note	$ in thousand

Revenues	15a(13)	63	-	-

Expenses
Operating expenses and facility maintenance	18	2,526	2,590 (*)	2,962 (*)
Marketing expenses	19	1,200	1,256	1,251
Administrative and general expenses	20	1,759	1,793 (*)	1,910 (*)
Other expenses		-	98	-
Total expenses		5,485	5,737	6,123

Loss from ordinary activities		(5,422)	(5,737)	(6,123)

Financing income	21	54	17	29
Financing expenses	21	(878)	(1,917)	(1,213)

Total financing expenses, net		(824)	(1,900)	(1,184)

Loss for the year		(6,246)	(7,637)	(7,307)

Total comprehensive loss for the period		(6,246)	(7,637)	(7,307)

Loss and total comprehensive loss attributable to:
Owners of the Company		(5,950)	(7,637)	(7,307)
Non-controlling interests		(296)	-	-

		(6,246)	(7,637)	(7,307)

Loss per share (in $)
Basic and diluted loss per share	17	(0.029)	(0.041)	(0.041)

(*)  Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2011
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906	34,078	173	161	6,063	(41,145)	4,236	-	4,236

Changes during 2011
Share-based payment	-	-	-	-	1,220	-	1,220	-	1,220
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-	1,013	-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(81)	-	-	-	-	(81)	81	-

	27,137	(1,950)	(173)	(161)	(6,063)	-	18,790	4,198	22,988

Loss for the year	-	-	-	-	-	(5,950)	(5,950)	(296)	(6,246)

Total comprehensive loss for the year	-	-	-	-	-	(5,950)	(5,950)	(296)	(6,246)

Balance as of December 31, 2011	32,043	32,128	-	-	-	(47,095)	17,076	3,902	20,978

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2010	12	35,786	-	161	5,519	(33,508)	7,970

Changes during 2010
Distribution of bonus shares	4,777	(4,777)	-	-	-	-	-
Issuance of shares	117	2,538	173	-	-	-	2,828
Share-based payment	-	-	-	-	518	-	518
Equity component of convertible loans	-	531	-	-	16	-	547
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	10	-	10
	4,894	(1,708)	173	-	544	-	3,903

Loss for the year	-	-	-	-	-	(7,637)	(7,637)

Total comprehensive loss for the year	-	-	-	-	-	(7,637)	(7,637)

Balance as of December 31, 2010	4,906	34,078	173	161	6,063	(41,145)	4,236

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	For the year ended December 31, 2009
	Share capital	Premium on shares	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand
Balance as of January 1, 2009	12	35,786	161	2,891	(26,201)	12,649

Changes during 2009
Share-based payment				927		927
Equity component of convertible loans	-	-	-	552	-	552
Share-based payment in respect of guarantees
received from shareholders	-	-	-	1,149	-	1,149
	-	-	-	2,628	-	2,628

Loss for the year	-	-	-	-	(7,307)	(7,307)
Total comprehensive loss for the year	-	-	-	-	(7,307)	(7,307)

Balance as of December 31, 2009	12	35,786	161	5,519	(33,508)	7,970

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousand

Cash flows from operating activity
Loss for the year	(6,246)	(7,637)	(7,307)
Adjustments required to present cash flows from operating activity (Appendix A)	3,703	4,364	4,316

Net cash used in operating activity (*)	(2,543)	(3,273)	(2,991)

Cash flows from investment activity
Receipt of insurance refunds	-	-	225
Investment in fixed assets	(2)	(2)	(254)

Net cash used in investment activity	(2)	(2)	(29)

Cash flows from financing activity
EER Transaction (Note 7d(1))	7,977	-	-
Repayment of bank loans	(204)	-	-
Short-term credit, net	-	-	2,250
Issuance of shares	-	3,023	-
Proceeds from shareholders loans	1,466	-	500

Net cash provided by financing activity	9,239	3,023	2,750

Increase (decrease) in cash and cash equivalents	6,694	(252)	(270)

Balance of cash and cash equivalents at the start of the year	57	309	579

Balance of cash and cash equivalents at end of the year	6,751	57	309

(*) Including cash interest payments in the amount of	22	55	46

(*) Including cash interest receipts in the amount of	51	7	1

The accompanying notes are an integral part of the consolidated financial statements.

 R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix A – Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	1,874	1,906	1,944
Increase in liabilities in respect of employee benefits	-	15	-
Interest accrued on loans and others, net	706	1,153	684
Transformation of loan into grant	701	391	390
Loss arising on financial liabilities designated at fair value through profit or loss	(52)	15	-
Bonus in respect of options to shareholders in connection with the provision of a guarantee	432	704	457
Share-based payments	422	518	927

	4,083	4,702	4,402

Changes in asset and liability items:

Increase in accounts receivable	(14)	(8)	(61)
Decrease in accounts payable and accruals	(366)	(330)	(25)

	(380)	(338)	(86)

	3,703	4,364	4,316

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel (the Company changed its name on January 12, 2010 subsequent to the Elbit Transaction – see below).

On November 19, 2009, after receipt of all required approvals, the Company sold substantially all of its assets and liabilities, including the brand name "B.V.R", to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for a total cash consideration of approximately $34.27 million (the “Elbit Transaction”).

Prior to the Elbit Transaction, the Company was engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications.

b.
On March 24, 2010, Greenstone Industries Ltd. ("Greenstone") exercised its option to purchase from Aviv Tzidon and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon (collectively: "Tzidon"), the control of the Company. Pursuant to an agreement entered into by and among Greenstone and Tzidon on December 12, 2010 and the option awarded to Greenstone to purchase up to 65% but not less than 50.14% of the Company's issued share capital as of that date, Tzidon sold to Greenstone: (i) 76,680,848  of the Company's ordinary shares, constituting 65% of the Company's issued and outstanding share capital as of that date (not taking into account 1,040,000 dormant shares); and (ii) 1,800,000 options exercisable into 1,800,000 ordinary shares of the Company which expired during November 2011.

c.
In July 2011, the Company entered into the following agreements, in connection with the purchase of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares by the Company: (i) a share purchase agreement by and among the Company, Greenstone, S.R Accord Ltd. ("Accord"), Mazal Resources B.V. ("Mazal") and EER (the "EER Share Purchase Agreement"); (ii) an option agreement between the Company and Mazal (the "Option Agreement"); (iii) a voting agreement between Greenstone and Mazal (the "Voting Agreement"); (iv) a shareholders' agreement between the Company and Mazal (the "Shareholders Agreement"); (v) a services agreement between the Company, Mr. Moshe Stern (EER's former CEO; "Stern") and M. Stern Holding Ltd. ("Stern Holding"), a company under Stern's control (the "Services Agreement"); and (vi) a management agreement between the Company and Greenstone (the "Management Agreement") (collectively, the "EER Transaction").

On August 22, 2011, the Company's shareholders approved the EER Transaction (following an approval by the Company's audit committee and board of directors), together with an additional share purchase agreement, to be entered into between the Company and certain EER shareholders who would elect to join the EER Transaction and sell their holdings in EER to the Company, in exchange for original shares of the Company (the "Additional SPA"). On August 31, 2011, the EER Transaction was completed and the Company purchased a total of 7,996,210 EER shares from Greenstone and Accord (see note 7b(1)).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

c.	(continued):

On October 11, 2011 an initial closing of the Additional SPA was completed with certain EER shareholders. At this closing, the Company issued a total of 38,066,489 ordinary shares of the Company in exchange for a total of 3,267,510 EER shares from these certain EER shareholders.

On January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders.

As of the date of these Financial Statements RVB holds 78% of EER's share capital (72.6% on a fully-diluted basis) and 99% of EER's voting rights.

For additional information regarding the EER Transaction, see Note 7b.

d.	Accounting treatment of the EER Transaction:

Although in the EER Transaction, mentioned in paragraph 1c above, the Company is the legal purchaser of the rights in EER, the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA) will be former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER.

Accordingly, the following accounting treatment has been applied in respect of the transaction:

•	The assets and liabilities of the legal subsidiary, EER, are recognized and measured in the consolidated financial statements at their pre-transaction carrying amounts;

•
The accumulated losses and other equity balances recognized in the consolidated financial statements reflect the accumulated loss and other equity balances of EER as of August 31, 2011. However, the equity structure appearing in the consolidated financial statements reflects the equity structure of the Company, including the equity instruments issued under the transaction;

•	Comparative numbers are based upon the consolidated financial statements of the legal subsidiary, EER for the years ended December 31, 2010 and 2009.

•	The balance of non-controlling interests in the consolidated statements represents mainly Mazal's equity rights in EER.

•	The assets and the liabilities of the Company as at the date of the closing of the transaction were added to all of the above (mainly cash and cash equivalents).

See also note 7d.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

e.	Description of EER and its operations:

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology” or the “Technology”).

In early 2007, EER completed the construction of a Facility in Yblin, Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste (the "Yblin Facility").  The Yblin Facility, according to its permit, can be operate only few times a year. At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

Over the years 2007-2009, several demonstrations were held using the Yblin Facility.

See also note 7 below.

f.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiaries (as defined below)
Subsidiaries	-
Companies in which the Company holds 50% or more of its voting rights or have the right to appoint half or more of the members of the Board of Directors, and the financial statements of which are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	A United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations published by the International Accounting Standards Board (“IASB”).

b.	Presentation of the statement of financial position

The Company’s assets and liabilities in the statement of financial position are classified according to current and non-current items. The Company’s operating cycle period is 12 months.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Basis for the preparation of the financial statements:

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

d.	Analysis of the expenses recognized in profit and loss

The Company’s expenses in the statement of comprehensive income are presented based on the function of expenses within the entity.

e.	Foreign currency:

(1)	Functional currency and operating currency:

The currency of the main economic environment in which the Group operates is the US dollar (hereinafter – "the functional currency").

(2)	Translation of transactions that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (hereinafter – "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction. At each reporting period, monetary items stated in foreign currency are translated according to the exchange rates in effect at that date; non-monetary items that are measured in terms of historical cost are translated according to the exchange rates in effect at the time of the transaction in connection with the non-monetary item.

(3)	The method of recording exchange rate differences

Exchange rate differences (primarily in respect of monetary balances that are not in the functional currency) are recognized in the income statement in the period in which they occurred.

f.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(2)	Non-controlling interest

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

(3)	Regarding the accounting treatment of the EER transaction see note 1d above.

h.	Fixed assets:

A fixed asset is a tangible item, which is held for use in manufacture or the supply of goods or services, or rent for others, which is forecasted to be used for more than one period. The Company presents its fixed asset items according to the cost model.

Under the cost model, fixed asset items are presented in the balance sheet at cost (net of received investment grants), net of accumulated depreciation and less accumulated impairment losses. The cost includes the cost of acquisition of the asset as well as costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Any component of a fixed-asset item having a cost that is significant in relation to the total cost of the asset shall be depreciated separately. The depreciation is carried out systematically over the estimated useful life of the asset by the straight line method from the time at which the asset is ready for its intended use. In the opinion of the Company's management, no significant residual value is expected at the end of the useful life.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets (continued):

The annual rates of depreciation are as follows:

	Useful life	Depreciation rates
		%
Buildings	12.5	8
Construction and miscellaneous	12.5	8
Plasma, compressors and bellows	12.5	8
Machinery and equipment	12.5	8
Pipelines	12.5	8
Crane and reactor	12.5	8
Faucets and electricity	10	10
Steam boilers	5	20
Furniture and office equipment	3-17, mainly 3	6-33 (mainly 33%)

The depreciation method and the useful life of an asset are reviewed by the Company's management at the end of each financial year. Changes are treated as changes in estimates and accounted for prospectively.

Profit or loss created as a result of the sale or retirement of an asset is determined according to the difference between the proceeds from the sale of this asset and its book value, and carried to the statement of income.

The cost of replacing a part of a fixed asset item is recognized as an increase in the book value of that item when incurred, if it is expected that the future financial benefit embodied in the items will flow to the Group and that its cost can be measured reliably. Routine maintenance costs are expensed when incurred.

Liability in respect of costs for dismantling and removing an item and restoring the site on which the asset is located:

The cost of a fixed-asset item includes, among others, costs to dismantle and remove the item and to restore the site on which the asset is located, for which the Company incurred an obligation, when the item was purchased or as a result of the use of this item during a certain period, that is not for the purpose of manufacturing inventory during that period.

•	Changes in said liability regarding the end of the period of depreciation of the item will be deducted from or added to the asset during the period in which they occurred.

•	Changes in said liability deriving from the passage of time are recognized in the statement of income as a financing cost as incurred.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Intangible assets except for goodwill:

Intangible assets are identifiable non-monetary assets that lack a physical entity.

The Company has intangible assets with a definite life.

Intangible assets with a definite useful life are amortized on the straight line basis over its estimated useful life subject to impairment tests. The change in the useful life assessment of an intangible asset with a finite life is accounted for prospectively.

The useful life during which intangible assets with a finite useful life (know-how) are amortized is 12.5 years, based, among others, on the period of the registered patent on said know-how.

The Company's intangible costs are recognized and measured in accordance with the way they were created, as follows:

An intangible asset that has been created internally, as a result of the Company's development activities (or the development stage of an internal project) in respect of know-how for the treatment of waste is recognized, net of investments and participation grants, when all the conditions below have been met:

(1)	There is a technical feasibility that the asset will be completed, thus making it available for use or sale;
(2)	The company intends to complete the asset and use it or sell it;
(3)	The company is capable of completing the asset and using or selling it;
(4)	The asset is expected to generate future economic benefits;
(5)	The company has available technical, financial and other resources for completing the development of the asset and for using or selling the asset; and
(6)	The development costs that are attributed to the asset can be reliably measured.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

Intangible assets that were created internally are amortized using the straight line method over their useful life, and are presented at cost, less amortization and any accumulated impairment losses.

Concerning the grants received from the Chief Scientist and royalties paid in respect thereof, see note 2n.

j.	Impairment of intangible assets except for goodwill :

The company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and intangible assets. When such indicators of impairment are present, the company estimates the recoverable amount of the assets in order to measure the amount of impairment loss that was created, if any. When it is not possible to assess the recoverable amount of a single asset, the group estimates the recoverable value of the cash-generating unit to which that asset belongs. Joint assets are also allocated to single cash-generating units if a reasonable and consistent basis for such allocation can be identified.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Impairment of intangible assets except for goodwill (continued):

If the joint assets cannot be allocated to single cash-generating units on the said basis, the joint assets are allocated to the smallest groups of cash-generating units in respect of which a reasonable and consistent basis for allocation can be identified.

The recoverable amount is measured in relation to the Company’s value, which is derived from investments in the Company’s capital.

If an impairment loss recognized in previous periods is reversed, the carrying value of the asset (or the cash-generating unit) is increased back to the estimated recoverable amount but not higher than the carrying value of the asset (or the cash-generating unit) that would have existed if an impairment loss would not have been recognized in respect thereof in previous periods. The reversal of an impairment loss is immediately recognized in the statement of income.

k.	Financial assets:

(1)	General

Financial assets are recognized in the balance sheet when the Company becomes a party to the contractual terms of the instrument. Where the purchase or sale of an investment is effected under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, the investment is recognized and derecognized on a trade (the date on which the Company undertook to buy or sell an asset).

Investments in financial instruments are initially measured at fair value plus transaction costs, except for those financial assets classified at fair value through profit or loss, where the transaction costs are carried to the income statement.

The Company's financial assets are loans and receivables. The classification is dependent on the nature and purpose of holding the financial asset and is determined at the initial date of recognition of the financial asset.

As for the publication of IFRS 9 "Financial Instruments", see note 3b.

(2)	Loans and receivables

Deposits, loans and other receivables with fixed or determinable payments that are not quoted in an active market, are classified as loans and receivables. The value of these financial assets is not materially different than their fair value.

(3)	Impairment of financial assets:

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial assets (continued):

(3)	Impairment of financial assets (continued):

Indicators of impairment may include:

(1)	Significant financial difficulties by the issuer or the debtor;
(2)	Failure to meet the current payments of the principal or interest;
(3)	Expectation that the debtor will face bankruptcy or reorganization of his debts.

If in a subsequent period the amount of the impairment loss decreases, and the decrease can be related objectively to an event which occurred after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss up to the extent of the initial impairment.

Such reversal of the impairment loss is limited in amount, such that the book value of the investment in the asset on the date on which the impairment loss was reversed shall not exceed the amount of the depreciated cost of the asset that would have existed on that date had the impairment not been previously recognized.

The carrying value of all financial assets is amortized in respect of impairment losses.

l.	Financial liabilities and equity instruments issued by the Company:

(1)	Classification as a financial liability or an equity instrument

Non-derivative financial instruments are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issuing costs.

Financial liabilities of the Company are measured in accordance with their classification as other financial liabilities, at amortized cost (not at fair value through profit and loss).

(2)	Loans convertible into shares of the Company

Loans convertible into shares of the Company, the principal and/or interest payments in respect thereof which are not linked to a currency other than the functional currency, or the Consumer Price Index, constitute a compound financial instrument. On the date of receipt of the loans with a conversion option, the convertible loan components are separated, while the liability component is presented under long-term liabilities and the equity component is presented under shareholders' equity. The fair value of the liability component is determined based on the acceptable interest rate in a market of financial instruments with similar characteristics, which do not include a conversion option. The remaining proceeds in respect of the convertible loans are attributed to the conversion option inherent therein and are presented in the shareholders' equity under "equity component of convertible loans". This component is recognized and included in the equity and is not re-measured during subsequent periods. The issuing costs are allocated relative to the components of the compound financial instrument in accordance with the allocation of the proceeds.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Financial liabilities and equity instruments issued by the Company (continued):

(3)	Options to purchase Company shares

a.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a fixed amount of cash, are presented in shareholders’ equity under “Receipts on account of options”.

b.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a variable amount of cash, are presented under current liabilities, and are classified as liabilities at fair value through profit and loss. In this respect, an exercise amount linked to the Consumer Price Index or to foreign currency is considered a variable amount.  Regarding the accounting treatment of financial liabilities at fair value through profit and loss, see note 2l.(4).

(4)	Financial liabilities at fair value through profit and loss

A financial liability is classified at fair value through profit and loss if it is held for trading purposes or designated as a financial liability at fair value through profit and loss.

The Company’s financial liabilities, which are included in this category, include options for the purchase of Company shares at an exercise price linked to the Consumer Price Index and/or foreign currency and derivative equity instruments of the Company.

A financial liability is classified as held for trading purposes if:

(1)	It was primarily created for the purpose of repurchase in the near future; or
(2)	It constitutes part of a portfolio of identifiable financial instruments, which are jointly managed by the Company, which have a proven pattern of generating profits in a short period; or
(3)	It is a non-designated derivative, which is effective as a hedging instrument.

Financial liabilities at fair value through profit and loss are presented at fair value. Each profit or loss arising from changes in fair value is recognized in profit and loss. The net profit or loss, which is recognized in the statement of income, includes interest paid in respect of the financial liability. On the date of initial recognition, transaction costs are included in the statement of income.

(5)	Other financial liabilities

Other financial liabilities (credit, loans, and accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

(6)	Interest-free loans from shareholders

A loan received is presented on the initial recognition date at fair value, while the difference between the amount of the loan and its fair value is carried to shareholders' equity.

Regarding the accounting treatment of said loans, see note 12.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Leasing of real estate by the Company

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease.

n.	Government grants and grants from the office of the Chief Scientist

Grants received from the Chief Scientist (prior to the Amendment to IAS 20), which EER is required to repay with the addition of interest payments, provided the conditions associated with the grant are met, and which do not constitute forgivable loans, are recognized on the date of initial recognition, the amount to be repaid is presented as a liability at its nominal value without reflecting the benefit that arises from the capitalization of the grant at a capitalization rate that reflects the level of risk of the research and development project.

o.	Provisions:

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

The amount recognized as a provision, reflects management's best estimate of the amount required in order to settle the obligation on the balance sheet date, whilst taking into account the risks and uncertainties connected with the obligation. When the provision is measured using the forecasted cash flows in order to settle the liability, the book value of the provision is the current value of the forecasted cash flows.

When the entire amount or a portion thereof, which is required to settle the commitment at the balance sheet date is expected to be recovered by a third party, the Group recognizes the asset, in respect of said recovery, up to the amount of the recognized provision, only when it is virtually certain that the indemnification will be received and that it can be reliably measured.

p.	Share-based payments:

Share-based payments to employees and others that provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model. If the equity instruments granted to them have not vested until these employees have completed a defined period of service, have met performance conditions or defined market conditions are met, the company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserve in respect of share-based payment". At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

In share-based payment transactions that are settled in equity instruments, which relate to a guarantee provided by the shareholders, the expense in respect of the guarantee received and the corresponding increase in the shareholders' equity are presented at the value of the equity instruments granted on the date the guarantee was provided, by using the Black and Scholes model, and is recognized in the income statement over the period of the guarantee.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain revenues and expenses, between the financing reporting and the reporting for tax purposes.

r.	Employee benefits:

(1)	Post-employment benefits

In accordance with labor laws and labor agreements in Israel and in line with the Company's practices, the Company is required to pay severance pay to dismissed employees, and in some cases, to employees that resign from their employment voluntarily.

The Company has defined contribution plans in accordance with Section 14 of the Israeli Severance Pay Law. In respect of these plans, the actuarial and economic risks are not imposed on the Company. In said plans, during the employment period, an entity makes fixed payments to a separate entity without having a legal or constructive obligation to make additional payments if the fund has not accumulated sufficient amounts. Deposits with the defined contribution plan are included as an expense at the date of the deposit, parallel to receiving services from the employee. The Company makes deposits with pension funds and insurance companies in respect of its liabilities to pay severance pay to some of its employees on a current basis.

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, recreation and deposits with the National Insurance Institute, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

(3)	Regarding a loan provided to Stern see note 8.

s.	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 17).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2011	3.821	110.3	110.3
As of December 31, 2010	3.549	108.0	107.6

Rate of change	Change in %
For the year ended December 31, 2011	7.66	2.2	2.5
For the year ended December 31, 2010	(5.99)	2.7	2.3
For the year ended December 31, 2009	(0.71)	3.9	3.8

u.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS):

a.	New and revised IFRS applied with no material effect on the consolidated financial statements:

The following new and revised IFRS have been adopted in these consolidated financial statements. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

(1)	Amendments to IFRS 3, "Business Combinations"

IFRS 3 was amended to clarify that the measurement choice regarding non-controlling interests at the date of acquisition is only available in respect of non-controlling interests that are present ownership interests and that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. All other types of non-controlling interests are measured at their acquisition-date fair value, unless another measurement basis is required by other Standards. In addition, IFRS 3 was amended to provide more guidance regarding the accounting for share-based payment awards held by the acquiree's employees. Specifically, the amendments specify that share-based payment transactions of the acquiree that are not replaced should be measured in accordance with IFRS 2 Share-based Payment at the acquisition date (‘market-based measure’).

(2)	Amendments to IAS 32, "Classification of Rights Issues"

The amendments address the classification of certain rights issues denominated in a foreign currency as either equity instruments or as financial liabilities. Under the amendments, rights, options or warrants issued by an entity for the holders to acquire a fixed number of the entity's equity instruments for a fixed amount of any currency are classified as equity instruments in the financial statements of the entity provided that the offer is made pro rata to all of its existing owners of the same class of its non-derivative equity instruments. Before the amendments to IAS 32, rights, options or warrants to acquire a fixed number of an entity's equity instruments for a fixed amount in foreign currency were classified as derivatives. The amendments require retrospective application.

(3)	IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments"

The Interpretation provides guidance on the accounting methods for the extinguishment of a financial liability by the issuance of equity instruments. Specifically, under IFRIC 19, equity instruments issuance under such arrangement will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the consideration paid will be recognised in profit and loss.

(4)	Amendment to IAS 1, "Presentation of Financial Statements"

The amendments to IAS 1 clarify that an entity may choose to disclose an analysis of other comprehensive income by item in the statement of changes in equity or in the notes to the financial statements.

(5)	Amendment to IFRS 7, "Financial Instruments: Disclosures" (The nature and extent of liquidity risk arising from financial instruments)

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (continued):

b.	New and revised IFRS in issue but not yet effective:

(1)	IFRS 9, "Financial Instruments"

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

•
 IFRS 9 requires all recognised financial assets that are within the scope of IAS 39 "Financial Instruments: Recognition and Measurement" to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit and loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit and loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated at fair value through profit and loss was presented in profit and loss.

IFRS 9 is effective for annual periods beginning on or after 1 January 2015, with earlier application permitted.

At this stage the Group's management is unable to estimate the effect of this interpretation on its financial position and operating results.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (continued):

b.	New and revised IFRS in issue but not yet effective (continued):

(2)
The Group has not applied the following new and revised IFRS that have been issued but are not yet effective. None of these are expected to have a material impact on the consolidated financial statements of the Group:

▪	Amendments to IFRS 7, "Disclosures – Transfers of Financial Assets" (1); "Offsetting Financial Assets and Financial Liabilities" (2)
▪	IFRS 9, "Financial Instruments" (5)
▪	IFRS 10, "Consolidated Financial Statements" (2)
▪	IFRS 11, "Joint Arrangements" (2)
▪	IFRS 12, "Disclosure of Interests in Other Entities" (2)
▪	IFRS 13, "Fair Value Measurement" (2)
▪	IAS 32, "Financial Instruments: Presentation" (6)
▪	Amendments to IAS 1, "Presentation of Items of Other Comprehensive Income" (3)
▪	Amendments to IAS 12, "Deferred Tax – Recovery of Underlying Assets" (4)
▪	IAS 19 (as revised in 2011), "Employee Benefits" (2)
▪	IAS 27 (as revised in 2011), "Separate Financial Statements" (2)
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures" (2)

(1)	Effective for annual periods beginning on or after July 1, 2011.
(2)	Effective for annual periods beginning on or after January 1, 2013.
(3)	Effective for annual periods beginning on or after July 1, 2012.
(4)	Effective for annual periods beginning on or after January 1, 2012.
(5)	Effective for annual periods beginning on or after January 1, 2015.
(6)	Effective for annual periods beginning on or after January 1, 2014.

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF   ESTIMATION UNCERTAINTY:

In the Company's accounting policy, which is described in note 2 above, the Company is required in certain cases to use accounting judgment regarding estimates and assumptions in connection with the book value of assets and liabilities that are not necessarily found in other sources. The related estimates and assumptions are based on past experience and other factors which are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Accordingly:

(1)
Each annual reporting period, the management reviews the estimated useful life of the Yblin facility it owns. This assessment also takes into account the Company’s estimates regarding the likelihood of renewal of the lease agreements for the land on which the said facility is located, see note 9a, an estimate which remained unchanged in 2011. See also note 15a(2).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF   ESTIMATION UNCERTAINTY (continued):

(2)
Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed, in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company.

(3)
Management exercises discretion in choosing adequate assessment techniques for financial instruments, which have no quoted price in an active market. The assessment techniques used by management are those applied by market participants. The fair value estimate of financial instruments that are not listed for trading in an active market includes several assumptions, which are not supported by observed market rates and prices.

NOTE 5 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

In Dollars	6,392	4
In New Israel Shekels (NIS)	359	53
	6,751	57

NOTE 6 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

Institutions	28	23
Employees	17	14
Prepaid expenses	103	207
Others (*)	90	4

	238	248

(*)
During 2009, the Company filed a complaint against Hartech Systems Ltd. (“Hartech”) , HarTech Technologies Ltd., Mr. Ofer Har, and three employees of the HarTech companies, in the Tel Aviv District Court. In August 2009, HarTech filed a counterclaim against the Company.

In January 2011 a settlement agreement was reached with Hartech, according to which both parties dropped their mutual claims and Hartech agreed to pay the Company $180 thousand secured by a bank guarantee, in two equal installments, in June 2011 (received) and in June 2012.

The balance as of December 31, 2011 includes a receivable amount of $90 thousand.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY

a.	General

As of December 31, 2011 the Company's only subsidiary is EER.

As mentioned in note 1c above, as of January 12, 2012, RVB completed the multi-closing of EER Transaction in which it acquired all of EER shares held by Greenstone and Accord, and the majority of EER shares held by certain other EER shareholders, and holds 78% of EER's share capital (72.6% on a fully-diluted basis) and 99% of EER's voting rights.

Regarding the accounting treatment of the EER transaction see note 1d above.

b.	The EER Transaction

Below is a description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the closing of the EER transaction on August 31, 2011, (the "Closing Date") in connection therewith:

1.
At the Closing Date, pursuant to the EER Share Purchase Agreement, the Company acquired all of EER's shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$ 15,686,900. In addition, the Company acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 ordinary shares of the Company (each EER share was exchanged for 11.65 ordinary shares of the Company);

2.
The EER Share Purchase Agreement sets forth, among others, that prior to the Closing Date, the Company will cause Bank Leumi LE-Israel B.M, to release Greenstone, Accord and S.R. Accord Technologies Ltd. (together – “the guarantors”), from all their obligations according to guarantees provided by them to the bank, with regard to EER’s debt of US$ 714,000 (principal) as of July 3, 2011. As of the date of these financial statements the Company has signed a letter of guarantee instead of the guarantors (see also note 15a(3) below) ;

3.
In addition, pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8,000,000 by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until December 31, 2011 the Company has made an investment in a total amount of approximately $1.5 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.5 million ;

4.
Pursuant to the Option Agreement, the Company granted Mazal an option to sell to the Company or to whom the Company may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange for shares of the Company at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted the Company the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganizational events on or prior to December 31, 2016 (the "Call Option").

The terms and conditions of the Option Agreement shall apply, where applicable, to the 150,000 options to purchase EER shares, which the general meeting of shareholders of EER approved to grant to Stern, on June 2011 (see also note 7c.6 (e) below);

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

b.	The EER Transaction (continued)

5.
Pursuant to the Voting Agreement, Greenstone and Mazal agreed to coordinate the voting of the Company shares held by such parties, including with respect to the appointment of directors to the board of directors of the Company. On November 29, 2011 the parties signed an agreement regarding the termination of the Voting Agreement;

6.
Pursuant to the Shareholders Agreement, Mazal undertook to vote with its EER shares in the same manner as then voted on such matter by the Company and/or as instructed by the Company in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then the Company shall have a right of first refusal with respect to such transfer;

7.
Pursuant to the Management Agreement, Greenstone will provide the Company with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant  ((the number of the options described in this paragraph, was set upon the additional closing of the Additional SPA dated January 12, 2012 at 10,050,190 and were granted on such closing date), with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 16d(3) below). The parameters used in the calculation of the fair value of the options are a share price of $0.09, an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%; The fair value of these options is immaterial.

8.
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, according the Services Agreement, Stern Holding shall receive options to purchase ordinary shares of the Company in quantities and conditions similar to those of Greenstone as described above. On November 29, 2011 the parties signed an agreement regarding the termination of the Services Agreement, effective as of November 1, 2011.

Following the completion of the EER Transaction, the Company has become the controlling shareholder of EER. As of the date of these financial statements the Company owns approximately 78% of the share capital of EER (approximately 99% of its voting rights).

c.	Additional information regarding EER

1.
As mentioned above, at the closing date of the SPA, and as one of its closing conditions, all of EER's debts to its shareholders in a total amount of approximately $13 million have been converted into shares of EER (this amount includes a repayment by Greenstone of EER's debt of approximately US$2.25 million to the Union Bank of Israel Ltd.). See also note 15a (3), (4), and (8) below.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

c.	Additional information regarding EER (continued)

2.	The Board of Directors of EER approved, on several different dates, allotments of options to shareholders, employees and officers of EER (in this note – “the options”).

As of the date of these financial statements there are options (part of which can be exercised immediately and part of which over vesting periods) that were allotted to employees, officers and others, which confer approximately 10% (including options granted to U-Trend as described in note 7c(4) below) of the fully-diluted share capital of EER.

The fair value of the options, which was calculated in accordance with the B&S model, was recognized in EER’s statement of income over the vesting periods.

During the years ended December 31 2011, 2010 and 2009 EER recorded a total expense of approximately $0.4 million, $0.5 million, and $0.9 million, respectively.

3.	In January 2010 EER raised a total amount of $2.14 million from Greenstone and other private investors.

Furthermore, Greenstone and the other investors were granted options to invest additional amounts in EER. These options were exercisable at the earlier of the completion of the first initial public offering by EER or two years from the date of completion of the Investment. Accordingly, these options expired during January 2012.

4.	On July 22, 2010 an agreement was signed between EER and U-Trend (hereinafter – "the investment agreement" and "U-Trend", respectively).

According to the investment agreement U-Trend invested in EER a total of NIS 4 million (approximately $1.1 million) against the allotment of 400,000 shares of EER and 800,000 non-marketable options (each option shall be exercisable until July 31, 2014 to one share of EER for an exercise price of NIS 12.5, unlinked).

As of December 31, 2011 and 2010 the fair value of the option is NIS 605 thousand (approximately $158 thousand) and NIS 745 thousand (approximately $210 thousand) (options at fair value through profit and loss in the non current liabilities), respectively.

5.
On May 18, 2011, a general and extraordinary meeting of EER authorized, among others, that subject to the completion of the EER transaction detailed in note 7b above (in this section - “the transaction”) and as of the date of closing thereof, the following actions are to be carried out simultaneously:

(a)
The right to convert loans received from several shareholders of EER, in the amount of approximately $4.3 million to shares of EER, at a conversion price per one ordinary share of $5.40239, and their conversion subject to the consent of these shareholders. These loans were converted to EER shares on the date of completion of the EER transaction.

(b)
The right to convert accrued interest to EER shares (in connection with converted loans) in the amount of $0.17 million (commitment to several shareholders pursuant to an agreement from September 2005, interest accrued up to the date of conversion of the loans), at a conversion price per one EER ordinary share of $5.40239, and their conversion subject to the consent of the relevant shareholders. These amounts were converted to EER shares on the date of completion of the EER transaction.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

c.	Additional information regarding EER (continued)

5.	(continued):

(c)	To authorize investments in EER as set forth below:

•
An investment of $1.4 million in the Company at a price of $2.5 per share. The aforesaid investment funds were transferred by the guarantors for the purpose of repaying part of EER’s loan from the bank, pursuant to a debt arrangement signed with the bank, as stated in note 15a (3).

•	An investment by Greenstone amounting to no less than $0.7 million at a price of $2.5 per share. Approximately $1 million has been actually invested by Greenstone pursuant to this section.

•
An investment by one of EER’s existing shareholders at that date, in the amount of $0.5 million at identical terms to the investment detailed in subsection 3.1 above. This amount was transferred to EER on May 24, 2011.

6.	On June 30, 2011 a special general meeting of shareholders of EER approved the following resolutions:

(a)	EER’s engagement in the EER Share Purchase Agreement as detailed in note 7b.

(b)
Subject to the completion of the EER Share Purchase Agreement, the termination of an agreement (“the Founders’ agreement") dated April 6, 2000 between Greenstone, Accord and AMV Group (as defined in the Founders’ agreement), as amended in the addendum from December 2003 between Greenstone, Accord, Mazal, Kestrel Pacific, EBN Korea Ltd and EER.

(c)
Subject to the completion of the EER Share Purchase Agreement, the assignment by Leader Holdings and Investments Ltd (“Leader”) to Greenstone of an agreement for management services dated February 13, 2002. Accordingly, since September 1, 2011 Greenstone is entitled to a monthly compensation from EER in the amount (as of December 31, 2011) of approximately NIS 25 thousands (approximately $7 thousands) linked to the CPI.

(d)
Subject to the completion of the EER Share Purchase Agreement, the termination of the management agreement dated February 26, 2009 between Stern and a company he controls and EER.

On August 31, 2011, following completion of the EER transaction, the parties signed an amendment to the management agreement. According to the amendment, the management agreement came to an end on that date and Stern ceased from giving services to EER. In addition Stern waived all the options ever exercised to him by EER except for 150,000 options as detailed in paragraph (e) below.

(e)
The allotment of 150,000 options to Stern with no exercise price. The value of the benefit, which was calculated at a value per share of $2.5, is $0.4 million and was recognized by EER as an expense during the reporting period. See also note 7b(4) above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

d.	Assets and liabilities recognised at the date of the EER transaction

(1)	As described in note 1d above, for accounting purposes the EER transaction is treated as a capital transaction of EER.

Following are the assets and liabilities of the Company recognised at the date of the EER transaction:

August 31,2011
$ in thousand

Current assets
Cash and cash equivalents	7,977
Trade and other receivables	141

Current liabilities
Short term loan	(192)
Accounts payable and accruals	(190)

7,736

(2)	The non-controlling interest (21.7% ownership interest in EER) recognised at the date of the EER transaction was $ 4,117 thousand.

NOTE 8 – LOAN PROVIDED

The agreement between EER and Stern settled the forgiveness of the loan provided to him by EER (in this note - "The Loan"):

(1)
25% of the amount of the loan principal (which at that date amounted to a total of approximately $0.6 million) with the addition of interest and linkage differentials accumulated until that date will become a grant at the end of each calendar year, from February 1, 2010 and until the end of the employment period (December 31, 2012), provided that employer-employee relations continue to exist between Stern and EER.

(2)
If Stern is dismissed by EER the outstanding loan will become a grant on the date of termination of employer-employee relations between Stern and EER, and EER will forgive the outstanding loan, including the interest and linkage differentials accumulated until that date.

(3)	The Company will gross up the amount of the grant given to the interested party, when and as it may be required by law.

Accordance with the above, on February 1, 2010, 25% of the principal of the loan to Stern, plus interest and linkage differences accrued up to that date became a grant.

During the second quarter of 2011 the agreement with Stern was revised such that the outstanding balance of the loan, which had not been waived, pursuant to the terms of the agreement, was waived on that date. Following the revision of the said agreement, the Company recognized an expense of approximately $0.6 million.

See also note14e.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – FIXED ASSETS

a.	Composition and changes:

	Furniture &	Yblin
	equipment	Facility (*)	Total
	$ in thousand
Cost
As of January 1, 2011	198	18,979	19,177
Changes in the accounting year -
Additions	2	-	2
As of December 31, 2011	200	18,979	19,179

As of January 1, 2010	198	19,089	19,287
Changes in the accounting year -
Additions	-	2	2
Disposals	-	(112)	(112)
As of December 31, 2010	198	18,979	19,177

Accumulated depreciation
As of January 1, 2011	171	5,039	5,210
Changes in the accounting year -
Additions	3	1,461	1,464
As of December 31, 2011	174	6,500	6,674

As of January 1, 2010	150	3,580	3,730
Changes in the accounting year -
Additions	21	1,474	1,495
Disposals	-	(15)	(15)
As of December 31, 2010	171	5,039	5,210

Depreciated cost:
As of December 31, 2011	26	12,479	12,505

As of December 31, 2010	27	13,940	13,967

The cost as of December 31, 2011 and 2010 includes:
Capitalized expenses	-	2,348	2,348
Offset of a grant from the Chief Scientist of:	-	271	271

(*)	As of January 1, 2008 and after completing the year of trial running of the Yblin facility for the treatment of solid waste ("the facility"), EER began depreciating the facility as stated in Note 2h.

b.	Liens: see note 24.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
The Implement of
waste treatment
technology
$ in thousand
Cost
As of January 1, 2011	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2011	5,164

As of January 1, 2010	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2010	5,164

Accumulated depreciation
As of January 1, 2011	1,233
Changes in the accounting year -
Additions	410
As of December 31, 2011	1,643

As of January 1, 2010	822
Changes in the accounting year -
Additions	411
As of December 31, 2010	1,233

Depreciated cost as of December 31, 2011	3,521

Depreciated cost as of December 31, 2010	3,931

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –INTANGIBLE ASSETS (continued):

c.	Material intangible assets:

The balance includes acquisition and development costs of know-how to implement new technology for the treatment of solid waste, bio-medical waste and low and intermediate radioactive waste.

As of January 1, 2008 and after completing one year of trial running of the Yblin facility for the treatment of solid waste ("the facility") the Company began depreciating the know-how, as stated in note 2h.

The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

The Company has numerous patents, either registered or at various stages of application, in respect of said know-how.

d.	Additional information:

For additional information, including the review of impairment of other intangible assets, see notes 2i and 2k.

For information on liens see note 24.

NOTE 11 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

Institutions, net (****)	334	-
Trade payables (***) (mainly in NIS)	67	81
Checks payable	3	8
Accrued expenses	76	131
Employees and institutions in respect of payroll (*)	102	228
Interest payable to shareholders (in dollars)	-	166
Related parties (**)	48	9
	630	623

(*) See also note 13.
(**) Current accounts payable in NIS.
(***) The average credit period provided by suppliers is Net 30, in respect of which the Groupdoes not pay interest. The Group usually pays its suppliers within the credit period.
(****) See also note 14e.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – LOANS FROM BANKS AND OTHERS

a.	Composition of financial liabilities measured at amortized cost:

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	$ in thousand

Banks loans (1)	408	4,529	102	-	510	4,529

Shareholder's loans (2), (3)	-	-	-	4,240	-	4,240

Shareholder's convertible loans (3), (4)	-	4,339	-	-	-	4,339

Other loan (5)	195	-	-	-	195	-
Total financial liabilities measured at amortized cost	603	8,868	102	4,240	705	13,108

(1)	See note 15a (3).

(2)	See note 7c5 (a).

(3)
As mentioned above, at the closing date of the share purchase agreement, and as one of its closing conditions, all of EER debts to its shareholders have been converted into shares of EER, including these loans.

(4)	See note 15a (4).

(5)	As of December 31, 2011, a loan in the amount of $120 thousand (principal) is outstanding. Since October 2005 the loan bears a delayed interest of 10% a year. The loan is payable on demand.

b.	Liens: see note 24.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EMPLOYEE BENEFITS:

a.	Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	79	208
Short-term vacation	23	20
	102	228

b.	Post-employment benefits:

(1)	Defined contribution plan:

Plans in respect of severance pay

The Severance Pay Law in Israel requires the Company and its subsidiaries to pay severance pay upon dismissal of an employee or upon termination of employment in other certain circumstances.  In principle, the Severance Pay Law in Israel stipulates that the severance pay amount equals the employee's last salary multiplied by the amount of years in which the employee was employed.

The Group applies to most of its employees Section 14 to the Israeli Severance Pay Act of, 1963, pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly allocations to employees' pension plans, The Group deposits 81/3% of the monthly salary of its employees. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

The total amount of expenses recognized in the statement of income in respect of defined benefit plans in the year ended December 31, 2011 is NIS 178 thousand (2010: NIS 180 thousand, 2009: NIS 250 thousand).

(2)	Additional information:

Paid vacation days

In accordance with the Israeli Annual Vacation Act of, 1951, the Group's employees are entitled to several paid vacation days in respect of each year of employment. Pursuant to said law, the number of vacation days per year to which each employee is entitled is determined in accordance with the seniority of said employee.

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.

An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INCOME TAX

a.	Amendments to the Income Tax Ordinance

(1)
On February 26, 2008, the Israeli legislature (the "Knesset") approved the third reading of the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Limitation of Period of Application), 2008 (hereinafter – "the Amendment"), under which the application of the inflation adjustment law will end in the tax year 2007, while as of the tax year 2008, most of the provisions of the Law will be cancelled, with certain clauses remaining in effect as transition provisions so as to prevent distortions in tax calculations.

Pursuant to the amendment, in the tax year 2008 and thereafter, the adjustment of revenues for tax purposes shall no longer be calculated on a real basis. In addition, the linkage of amounts of depreciation on fixed assets and the amounts of carry forward losses for tax purposes to the CPI shall be discontinued, such that these amounts will be adjusted to the CPI until the end of the tax year 2007, and their linkage to the CPI shall be discontinued as of this date.

(2)
On July 23, 2009, the Israeli Law for Economic Efficiency (Legislative Amendments for Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereinafter – “the Arrangements law”), was published. Pursuant to the Arrangements law, corporate tax rates of 27%, 26% and 25% applicable to companies in the years 2008, 2009 and 2010, respectively, will be gradually reduced from 24% in the tax year 2011 to 18% in the tax year 2016.

(3)
On September 26, 2011 the Israeli social-economic reform committee headed by Professor Manuel Trachtenberg published its recommendations. On December 6, 2011, following the tax reform recommendations of the Trachtenberg Committee, the Knesset passed several changes to the Income Tax Ordinance regarding the reduction of tax burden (Legislative Amendments).

The main features of the new law regarding corporate income tax are as follows:

1.	The planned gradual reduction of personal income tax rates and corporate income tax rates from 2012 is abolished.

2.	The corporate income tax rate is increased to 25% in 2012.

3.	The capital gains tax rates and betterment tax rate are increased to 25% in 2012.

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2007.

c.	The Company has carry forward tax losses in the amount of approximately NIS115 million (approximately $30 million).
EER has carry forward tax losses in the amount of approximately NIS193 million (approximately $50 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

e.
During June 2011 EER signed a withholding tax assessment agreement with the Israeli tax authorities in respect of the years 2007-2009 (“assessment agreement”). In accordance with the assessment agreement EER is required to pay a withholding tax difference totaling NIS 1.6 million (approximately $0.4 million), mainly in connection with the loan provided to Stern as detailed in note 8 above. EER reached an agreement with the tax authorities to spread the said amount up to 24 payments.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	The Primus agreement

In February 2008, EER entered into an exclusive representation agreement with Primus Security & Consulting, LLC ("Primus" and the “Primus Agreement”), pursuant to which Primus shall provide strategic consulting and intermediary services related to identifying and accessing parties in the U.S. and in other countries, that might be interested in long-term relationships with EER, for the utilization of EER's Technology. According to the Primus Agreement, Primus has the exclusive right to market and sell projects using EER's Technology, which expired in December 2011, following which the parties will negotiate and decide whether or not to extend it for additional period. Primus is entitled to a monthly fee of US$10,000, and is also entitled to additional payments following certain events, including (but not limited to) the closing and the successful establishment of joint ventures introduced by Primus, successful raise of capital for projects by Primus and certain events related to EER's subsidiary in Texas. In addition, Primus is entitled to receive up to 15% of the shares awarding distribution rights (without voting rights) of any U.S. subsidiary formed by EER to accommodate projects introduced by Primus. The Primus Agreement expired in December 31, 2011.

(2)	Lease agreements

a.
In September 2007, EER entered into a Lease Agreement with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Yblin Facility is located. The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for an additional two years. EER exercised the option in 2010, and consequently, the term of the Lease Agreement was extended until July 2012. The rent for the entire extension period (NIS 600,000 in the aggregate, not including VAT (approximately US$175 thousands)) was paid in advance.

This amount is based on a monthly fee of NIS 25,000, which is approximately US$7 thousands. Pursuant to the terms of the Lease Agreement, the Yblin Facility is the property of EER, and EER is responsible for disassembling the Yblin Facility and removing it from the property at the end of rental period. As of the date of these financial statements the parties are negotiating the extension of the lease period.

It was further agreed that the iron construction and electricity room, which constitute part of the Yblin facility, would be pledged to secure EER’s commitments pursuant to the lease contract, up to a sum of $400,000.

b.
In November 2011, EER entered into a rent agreement for its offices in Rosh Ha'ayin (replacing its previous offices) for a period of 7 years, including option periods, untill November 14, 2018.  The annual rent and maintenance fees are in the amount of NIS 150,000 (approximately $40 thousand) linked to the Consumer Price Index and an increase of 4% per year from the third year forward.

Until November 2011 EER rented offices in Ramat-Gan and paid annual rent and maintenance fees in the amount of NIS 250 thousands linked to the Consumer Price Index (approximately $70 thousands).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(3)	Debt agreement with Bank Leumi

EER received loans from Bank Leumi Le-Israel B.M. ("The Bank") in an aggregate amount of approximately $2.3 million. This amount was secured against guarantees of Greenstone, Accord and a subsidiary of Accord (the "Guarantors")

The guarantors were entitled to a guarantee fee at an annual rate of 2% of the amounts of the guarantees ("guarantee fees").

The guarantees gave each of the guarantors (separately) the right to invest in the share capital of EER the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantee fees that the guarantors are entitled thereto, in whole or in part, at a price of approximately $5.4 per share.

The value of the right to invest in the share capital of the Company, was computed in accordance with the B&S model, and was accounted for as a pre-paid expense in respect of the guarantee fees, which were recognized in the income statement of EER over a period of one year – the contractual period. The guarantees were renewed by the guarantees for additional periods of one year each, until the completion of the EER transaction. On the date of completion of the EER transaction the guarantors were released from their guarantees.

On March 15, 2011, EER signed an agreement with the Bank, which regulates the repayment of certain debts and obligations of EER to the bank in the amount of $2.3 million in connection with loans provided to it and to which the guarantors have guaranteed their repayment (“the debt agreement”).

As part of the debt agreement, the guarantors paid the bank a total sum of approximately $1.4 million.

EER also agreed to create specific liens in favor of the bank.

Regarding the signing by the Company of a letter of guarantee instead of the guarantors see note 7b (2) above.

In addition, RVB has undertaken not to demand, not to receive, not to collect and not to extract any amounts from EER out of or on account of capital notes and shareholder loans, dividends, management fees and additional payments, with the exception of specific agreed-on payments.

The loan is in dollars and was provided for a period of 24 months. The interest rate on the loan is LIBOR + 2.85% per annum. The loan principal is repayable in 7 consecutive quarterly payments from September 16, 2011 to March 16, 2013.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Convertible Loans

a.	During the years 2006 – 2008 EER received loans from the guarantors in a total amount of approximately $3.6 million (including accrued interest) ("the loans").

Each of the guarantors had the right to convert the loan principal and interest in respect thereof to shares of EER ("the conversion right").

The conversion of the loans were set at a price not less than approximately $5.4 per one share of EER, according to the conditions of the loans agreements.

The value of the right to convert loans into shares of EER was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%) added to the effective interest on the loan, and recognized in the statement of income over a period of one year – the contractual period. If the values at which EER carries out capital transactions have declined compared to the price of conversion of these loans to shares, than the capital component is carried to premium on shares in the statement of changes in equity.

The loans were renewed by the guarantors for additional periods of one year each, until the loans were converted into EER shares. As mentioned in note 7c(1) above, at the closing date of the share purchase agreement all of EER's debts to its shareholders were converted into shares of EER, including these shareholder loans.

b.	In January 2009, several of the Company’s shareholders ("the lenders") extended EER a loan of $0.5 million, which beared an annual interest rate of LIBOR+2.5%.

Each of the lenders had the right to convert the principal of the loan and the interest in respect thereof to ordinary shares of the Company. The conversion of the loans was to be at a price not less than approximately $8.75 per one share of EER, according to the conditions of the loan agreements.

As mentioned in note 7c(1) above, at the closing date of the share purchase agreement all of EER's debts to its shareholders were converted into shares of EER, including this shareholder loan.

(5)	The Kurchatov Institute Agreement

On June 6, 2000, EER entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Yblin Facility (which was designed, manufactured and constructed for EER by Kurchatov Institute's subsidiary under a separate agreement) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER Ltd. shall cover all the expenses related to the assigning, registration and recordation of the IP Rights.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(5)	The Kurchatov Institute Agreement (continued)

According to the Kurchatov Agreement, the Kurchatov Institute shall fully cooperate with EER for the purposes of utilizing the PGM technology with regard to Municipal Solid Waste ("MSW"), Medical Waste (“MW”), Low and intermediate Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but not only, for the designing and construction of plants and installations by EER, its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER on any of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of MSW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as was mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

(6)	The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and who are among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. According to the SNC MOU, the parties will cooperate in identifying projects where technology can be applied to the PGM, bidding implementation, establishment and operation. In the event that the parties are not able to reach an understanding regarding the cooperation on a particular project, the interested party will be allowed to do so on its own, while the other will be obligated to refrain from acting on it, unless such party: (i) can establish that it was aware of such project, prior to its identification by the other party, and had determined to pursue such project independently; or (ii) obtains the consent of the other party. Each party shall bear its own cost of pursuing such project and all related expenses until a definitive contract with a client is signed and comes into effect. The parties agreed that none of SLE&C, any client or third party will obtain any rights in the Technology, unless expressly agreed in writing by EER. The SNC MOU may be terminated upon a 30 day prior notice and terminates automatically on December 31, 2012.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(7)	Management service agreements

a.
On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 25,000 as of the date of this report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees have been paid to Leader.

Following the completion of the EER Transaction, this management agreement was assigned by Leader to Greenstone.

b.	Regarding the management service agreement between the Company and Greenstone see note 7b (7) above.

(8)	Greenstone guarantees

During the year 2009 Greenstone provided EER guarantees to a banking corporation, in respect of credit extended to EER by the banking corporation (hereinafter in this section – "the bank") up to a total amount equivalent to $2.25 million (hereinafter in this section – "the guarantees"). Greenstone was entitled to a guarantee fee at an annual rate of 2% of the amounts of the maximum guaranteed amount.

On February 2011 part of the guarantees to the bank in an amount equivalent to $1 million, were renewed for a period of one year.

The value of the right to invest in the share capital of EER, which was calculated using the B&S model, amounted to $0.8 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the  statement of income over a one-year period – the term of the guarantee agreement.

The parameters that were used to calculate the fair value are: a share price of $2.5, reflecting the value per share in the EER transaction, an exercise price of $1.413, in accordance with the terms of the agreement, and the expected volatility of companies operating in this field abroad – 25%. The life of the option is one year, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest of 0.2% per annum.

As mentioned in note 7c (1) above, at the closing date of the share purchase agreement all of EER's debts to its shareholders were converted into shares of EER, including these guarantees (Greenstone has repaid EER's debt of approximately US$2.25 million to the Bank).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(9)	D&O insurance

a.
Further to previous insurance policies, in September 2010 EER purchased a directors and officers liability insurance policy (in this section – “the policy”), which covers the liability of officers of the Company. The purchased policy has a liability limit of $15 million per claim and cumulatively for the insurance period (in accordance with the terms of the policy), as well as a coverage for legal expenses in Israel in the amount of up to $3 million. The annual premium paid by EER in respect of the policy totaled $11,000. The policy is effective until August 31, 2011.

The insurance deductible paid by EER in respect of claims against officers of EER amounts to $7,500 for claims in Israel and $35,000 for claims in the US and/or Canada. The policy covers the insurance liability in respect of claims filed in and outside Israel, worldwide, including the US and Canada, pursuant to international laws and jurisdictions (the policy is interpreted in accordance with Israeli laws).

b.
On March 24, 2011, the Company obtained directors’ and officers’ liability insurance for its officers and directors with coverage in an aggregate amount of US$5 million until March 24, 2012 for a total premium of US$30,000 and a directors’ and officers’ liability insurance for its officers and directors, regarding claims connected to acts committed prior to March 24, 2011, with coverage in an aggregate amount of US$5 million until March 24, 2018 for a total premium of US$79,550. These directors' and officers’ liability insurance policies were reviewed and approved by the Company’s Audit Committee and the Board of Directors and by the Company’s shareholder’s meeting.

(10)	The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day, and will be owned by a newly formed U.S. company mutually owned by EER and ASWH. The terms of the Pilot Project would be determined in a definitive agreement, the closing of which shall be 45 days from the expiration date of the LOI. EER and ASWH agreed on certain terms to be included in the definitive agreement, which relate, among other things, to pricing, investment, legal structure and ownership of the Pilot Project. According to the ASWH LOI, the definitive agreement would also include provisions relating to exclusivity on certain geographic areas. According to its terms, the ASWH LOI should have terminated on December 31, 2011, but was extended until December 31, 2012. EER and ASWH are currently working with the local and state regulatory bodies to prepare the permitting package for the project.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(11)
The Mid West LOI

On March 21, 2011 a letter of intent (the “Mid West LOI”) was signed between EER and a US-based company, which is primarily engaged in the construction of waste-to-energy facilities for the treatment of domestic trash (“the developer”), pursuant to which the parties plan to enter into binding agreements based on the principles outlined in the Mid West LOI, the highlights of which are set forth below:

(a)	The parties will cooperate in the development, construction and operation in the US of waste treatment facilities based on the Company’s PGM technology.

(b)
As part of the cooperation the parties will take steps to develop, build and operate the first facility which will treat 1,000 tons of waste per day (“the facility”). The costs involved in the construction of the facility are estimated at $220 million.

(c)	The developer is responsible for obtaining all the necessary approvals and permits for the construction and operation of the facility.

(d)	The developer is responsible for obtaining the financing necessary to build the facility.

(e)
In exchange for EER’s obligation to provide a license to use the technology and perform the initial engineering planning of the facility at an estimated cost of US $3 million, EER shall be entitled to following consideration:

•	Allotment of shares representing 14.25% of the developer’s fully diluted share capital on the allotment date.

•	Royalties at the rate of 5% of the facility’s revenues.

The Mid West LOI expired on January 31, 2012 and the parties are negotiating regarding new terms and conditions.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(12)	The Plazma MOU

In May, 2011, EER and SLE&C, entered into a memorandum of understanding (the "Plazma MOU") with Zaklad Zagospodarowania Odpadow "PLAZMA" Sp.z. o.o ("Plazma"), a Polish company, pursuant to which EER, SLE&C and Plazma shall cooperate for the purpose of designing, engineering, constructing and operating a waste treatment facility, based on EER's Technology, in Poland. Plazma will work exclusively with EER and SLE&C on the development of the facility, with EER acting as the technology provider and SLE&C as consultant and provider of certain engineering services. Plazma shall be solely responsible for constructing the facility in Poland, including, but not limited to, obtaining finance, obtaining all necessary licenses and regulatory approvals, and preparing a business plan and a financial model for the facility. EER and SLE&C have agreed to assist and provide necessary information during the process. EER has also agreed to consider taking an equity position in the project. The scope of work to be performed by EER in connection with the project shall be agreed upon by the parties. According to the Plazma MOU, the parties shall negotiate and enter into a definitive agreement within twelve months of the date of the Plazma MOU, or else the Plazma MOU shall expire.

(13)
During December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $ 25 million.

In consideration for the performance of the study work, EER shall be entitled to a total sum of US $125,000, payable in three payments. A down payment of US $ 63,000 received in December 2011 and was recorded as revenue in the reported period.

An additional payment of US $ 31,000 was received subsequent to the statement of financial position date and an additional payment of $ 31,000 is expected with the completion of the work by EER. The companies are advancing towards the completion of the feasibility study. Once evaluated there will be discussions held on how to advance the project.

b.	Contingent liabilities:

During 2004 the Israeli office of the Chief Scientist approved EER's application to obtain financial assistance for conducting research and development in connection with EER's products. The approval was contingent on the Company's compliance with the provisions of the Israeli Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the Chief Scientist.

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 0.2 million to the office of the Chief Scientist.
In February 2012 EER paid royalties of NIS 0.02 million to the office of the Chief Scientist.

See also note 2n.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.

	Issued and Outstanding
	December 31
	2011	2010
	Number of shares
Balance as of January 1	118,900,535	117,970,535
Issuance of shares (*)	58,121,382	-
Exercise of share options	-	930,000

Balance as of December 31	177,021,917	118,900,535

Ordinary shares of NIS 1.00 par value each

(*) See also note 1c.

The authorized ordinary shares of the Company as of December 31, 2011 and 2010 was 400,000,000 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Treasury stock

In January 2011 the Company purchased 1,040,000 shares of the Company from its former employees.

The rights attached to these Company shares are suspended until their re-issuance (dormant shares).

d.	Share-based compensation

1.
In 2004, the Company granted Aviv Tzidon, the former Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company at an exercise price per share of $0.18, vesting in five equal periods subject, to Mr. Tzidon serving as an active Chairman of the Board of Directors. As mentioned above, in March, 2011, Aviv Tzidon sold to Greenstone, among other, 1,800,000 options which were outstanding and exercisable as of that date. These options expired during November 2011.

2.
In 2009, the Company received $3.5 million (the "Debenture Amount") based on a debenture agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. (collectively the "Investor"), together with an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years. The repayment terms of the debenture were based on specific terms and conditions as detailed in the agreement, including a provision that required repayment in the event that the Company would be acquired while the debenture is still outstanding. In 2009, as a result of the Elbit transaction the Company repaid the debenture in the amount of $4.55 million including accrued interest. As of December 31, 2011, the option granted as part of the debenture agreement is still outstanding.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHAREHOLDERS' EQUITY (continued)

3.
On June 29, 2011, the Company's board of directors approved a share options plan (the "2011 Plan"). Under the 2011 Plan, the Company may grant to any of its and its affiliates' (i.e. present or future company that either controls or is controlled by the Company) employees, officers and directors options to purchase ordinary shares of the Company. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule").

The options, granted under 2011 plan are allocated on behalf of the participant to a Trustee - under the provisions of the 102 Capital Gains Track and will be held by the Trustee for the period stated in Section 102 of the Israeli Income Tax Ordinance, 1961, as amended and the Israeli Income Tax Regulations (Tax Relieves in Allocation of Shares to Employees), 2003.

On January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.

4.
On August 22, 2011, the Company's shareholders approved (following the approval of the Company's audit committee and board of directors), among others: (i) the grant to each of the Company's directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options were granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase shares of the Company representing, on a fully diluted basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of the grant (actually 861,445 were granted), with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule. The options described in this paragraph were granted in January 2012.

The parameters used in the calculation of the fair value of the options described above, are a share price of $0.09 (regarding Yair Fudim) and 0.04$ (regarding the other directors), an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%. The fair value of these options is immaterial.

5.	Regarding options granted to Greenstone pursuant to the Management Agreement see note 7b (7) above.

6.	Regarding options granted to Mazal pursuant to the Option Agreement see note 7b (4) above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2011	2010	2009
	$ thousands
Loss attributable to Ordinary Shares	(5,950)	(7,637)	(7,307)

Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation (*)	204,861	187,507	179,561

$
Basic and diluted loss per Ordinary Share	(0.029)	(0.041)	(0.041)

(*)
The number of shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 7b (7) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 7b (4) above.

•	Additional options see note 16d above.

NOTE 18 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

	For the year ended December 31
	2011	2010		2009
	$ in thousand

Payroll and related expenses	671	648		757
Share-based payment	-	19		-
Car maintenance	68	86		88
Professional services	29	149		188
Maintenance of the facility's site	285	186		355
Depreciation and amortization (**)	1,464	1,495	(*)	1,533	(*)
Other	9	7		41
Total operating and facility maintenance results	2,526	2,590	(*)	3,962	(*)

(*) Reclassified

(**) See also notes 9 and 10 regarding the depreciation of the Yblin facility and know-how.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – MARKETING EXPENSES AND BUSINESS DEVELOPMENT:

Composed as follows:

	For the year ended December 31
	2011	2010	2009
	$ in thousand
Payroll and related expenses	109	121	204
Share-based payment	211	245	462
Loan which became a grant (see note 8)	351	196	195
Management fees (see note 23)	101	132	145
Car maintenance	1	3	17
Professional services	340	471	180
Overseas travel	84	61	41
Advertising and commission to agents	3	27	7
Total marketing expenses	1,200	1,256	1,251

NOTE 20 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2011	2010		2009
	$ in thousand
Payroll and related expenses	85	110		172
Share-based payment	211	254		462
Loan which became a grant (see note 8)	351	196		195
Management fees (see note 23)	240	209		217
Car maintenance	12	25		47
Professional services	252	248		104
Office maintenance	150	233		213
Depreciation and amortization	410	411	(*)	411	(*)
Taxes (**)	47	2		5
Other	1	105		84
Total administrative and general expenses	1,759	1,793	(*)	1,910	(*)

(*)  Reclassified.
(**) See also note 14.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2011	2010	2009
	$ in thousand
Financing expenses
Long-term loans	(83)	(98)	(110)
Short-term loans	(795)	(1,759)	(1,072)
Others	-	(60)	(31)
	(878)	(1,917)	(1,213)
Financing income
Long-term loans	3	11	17
Short-term deposits	51	6	12
	54	17	29
	(824)	(1,900)	(1,184)

NOTE 22 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the loans described in note 12, credit from banks and other credit providers and the shareholders' equity, which includes issued share capital, capital reserve and retained earnings as described in the statement of changes in equity.

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	6,886	590

Financial liabilities
Financial liabilities measured at amortized cost	1,879	14,249

Financial liabilities at fair value through profit and loss	158	210

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – FINANCIAL INSTRUMENTS (continued):

d.	Objectives and policies concerning risk management

The Company's activities expose it to risks associated with various financial instruments, such as: market risks (including currency risks and risk of cash flows in respect of interest rates. The Company's risk management plan focuses on activities to minimize any potential adverse effects on the Company's financial performance.

Risk management is carried out by the Company's finance division in accordance with a policy determined from time to time by the board of directors. The finance division identifies and assesses financial risks. The board of directors lays down principles for the overall risk management, as well as sets the specific policy for certain exposure to risks, such as exchange rate risks, interest rate risks and credit risks.

e.	Currency risk:

The Company also operates in currencies that are not its functional currency (dollar), mainly NIS, and it is exposed to currency risks as a result of changes in exchange rates of different currencies, mainly that of the NIS. The currency risk primarily emanates from current expenses in foreign currency (NIS).

During 2011 there was no change in the Company’s exposure to currency risk or in the way the Group manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6, 11, and 15b.

Sensitivity analysis of foreign currency:

A positive figure in the table denotes an increase in the profit or loss or an increase in equity when the NIS appreciates against the dollar; or a decrease in the profit or loss and a decrease in shareholders' equity when the NIS depreciates against the dollar.

The effect of a 5% increase (decrease) in the NIS against the dollar (*)

	The effect of the NIS
	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand
Profit or loss (**)	41	47

(*)	Represents management's assessments regarding a reasonable change in the exchange rate. The sensitivity analysis was made with respect to the average exchange rate in 2011 and in 2010.

(**)	As of the balance sheet date, balances not in the functional currency were immaterial. Sensitivity analyses were based on expenses in Israeli currency during the period of calculation.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – FINANCIAL INSTRUMENTS (continued):

f.	Interest rate risk:

The Group is exposed to an interest rate risk since Group companies extend and take loans at floating interest rates.

The Group's exposure to interest rates on financial assets and liabilities are described in the section on liquidity risk management which is set forth below.

During 2011 there was a material change in the Group’s exposure to interest rate risk as a result of the conversion of EER's shareholders loans as mentioned above.

Sensitivity analysis of interest rates:

The sensitivity analysis is determined on the basis of exposure to interest rates of financial instruments at the balance sheet date. The sensitivity analysis on liabilities that bear a floating interest rate was prepared under the assumption that the amount of the liability as of the balance sheet date was the same throughout the reporting year.

Assuming that interest rates would have increased (decreased) by 2% and other parameters remained constant, the effect would be as follows (*):

▪
The Company's loss for the year ended on December 31, 2011 would have increased (decreased) by approximately $10 thousands (2010: increased (decreased) by approximately $ 240 thousands). The change primarily stems from the Group's exposure to interest rates relative to its loans at a floating interest rate; and,

▪	The shareholders' equity would have increased (decreased) at said amounts.

(*)
A 2% change represents management's assessments concerning a reasonable change in the interest rate. The sensitivity analysis was calculated with respect to the Company’s interest-bearing balances as of December 31 of the relevant year.

g.	Liquidity risk management

The ultimate responsibility for liquidity risk management lays with the Board of Directors, which has outlined an appropriate work plan for the management of liquidity risks based on management's requirements for short-term, medium-term and long-term financing and liquidity. The Group manages liquidity risk by maintaining bank measures, loan measures and by continuously monitoring present and forecasted cash flows. See also note 1.

Risk and liquidity risk tables:

1.	Financial liabilities that do not constitute derivative financial instruments

As for financial liabilities that do not constitute derivative financial instruments, see note 11 above.

2.	Non-derivative financial assets

As for non-derivative financial assets, see notes 5, 6 and 7 above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – FINANCIAL INSTRUMENTS (continued):

h.	Fair value of financial instruments:

The financial instruments of the Company mainly include cash and cash equivalents, deposits, accounts receivable, long-term loans provided, short-term credit from banks, accounts payable and accruals and long-term financial liabilities. Due to the nature of said financial instruments, their carrying value approximates their fair value, see below.

(1)
Financial instruments included under the current asset items – cash and cash equivalents, deposits and accounts receivable. The balance sheet value of these current assets as of December 31, 2011 is an approximation of their fair value.

(2)	Financial instruments included under current liabilities – short-term credit, accounts payable and accruals. The balance sheet value as of December 31, 2011 approximates the fair value.

(3)
Financial instruments included under long-term liabilities – the fair value of non-marketable liabilities at a floating interest rate – the balance sheet value as of December 31, 2011 approximates the fair value.

For the fair value measurement of its financial instruments, the Group classifies its financial instruments, which are measured in the statement of financial position at their fair value, in accordance with a scale that comprises the three levels below:

Level 1:	Quoted prices (unadjusted) in active markets for identical financial assets and liabilities.
Level 2:	Data that is not quoted prices that are included in Level 1, which are observed directly (i.e., prices) or indirectly (data derived from prices), for financial assets and liabilities.
Level 3:	Data for financial assets and liabilities that is not based on observed market data.

The classification of financial instruments that are measured at fair value, is based on the lowest level, which is used substantially to measure the fair value of the entire instrument.

The Company has a financial instrument that is measured at fair value, options at fair value through profit and loss, at level 3, which as of December 31, 2011, amounted to $ 158 thousand.

In respect of this instrument, in 2011 the Company recorded financing income of $ 52 thousand.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)
The agreement between EER and Stern stipulates that as of January 1, 2009 EER would pay him and a company he controls wages and management fees, whose total cost to EER would be NIS 105,000 a month  linked to the CPI (in this section – “the monthly payment”). As of July 2009, the agreement was amended such that the monthly payment was reduced by 25%, i.e. to NIS 82,000. On August 31, 2011, following completion of the EER transaction, the parties signed an amendment to the management agreement. According to the amendment, the management agreement came to an end on that date and Stern ceased from giving services to EER.

See also notes 7b(8) and 7c(6)(d).

(2)
On January 2012, the board of directors of the Company approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. Mr. Sandelson is replacing Mr. Yair Fudim who shall continue to serve on the board of directors of the Company. Regarding options granted to Mr. Sandelson see note 16 above.

(3)
In February 2002 EER and Greenstone entered into an agreement (in this section – “the management agreement”) for the provision of management services to EER, office services, accounting services and office space, in accordance with the Company’s needs as they shall be from time to time (in this section – “the services’). In return for the services, EER has undertaken to pay a total of NIS 20,000 a month (plus VAT) linked to the CPI (in this section – “the management fees”), as of January 2002. The term of the management agreement was set at one year, at the end of which the agreement would be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to it, and as of January 1, 2011 the services were provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees were paid to Leader.

Since September 1, 2011 Greenstone is entitled to the management fees from EER, see note 7c(6)(c).

(4)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 7b (7).

(5)	Regarding options granted to director's of the Company see note 16d(4).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

	For the year ended December 31
	2011	2010	2009
	$ in thousand

Management fees to Stern
(excluding share-based payment)	232	264	290

Loan to Stern which became a grant (see note 8)	702	392	390

Management fees to Accord/ Leader	54	77	72

Management fees to Greenstone	55	-	-

Share-based payment toStern	422	444	847

Financing expenses	959	1,562	1,063

Financing income	3	11	17

c.	Balances with interested parties and related parties:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

Outstanding loan to Stern (see note 8)	-	492

Long-term loans (see note 12)	-	4,240

Short-term convertible loans – see notes 12 and 15a(4)	-	4,339

Accounts payable and accruals (see note 11)	48	174

d.	For additional information, see also notes 7 and 15.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

e.	Remuneration of key executives:

	For the year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousand
Short-term benefits	530	697	858
Share-based payment	422	485	904
	952	1,182	1,762

NOTE 24 – LIENS AND COLLATERAL

a.
EER registered several liens over its Yblin facility and intellectual property, unlimited in time to ensure compliance with the conditions related to the receipt of loans from shareholders as stated in note 15a.  Since all of EER debts to its shareholders have been converted into shares of EER, these liens have been cancelled.

b.	As for a pledge given by EER to secure its commitments pursuant to the lease contract see note 15a(2).

c.	EER agreed to create specific liens in favor of bank Leumi as mentioned in note 15 a(3).

d.	As for guarantees provided by shareholders of EER, see note 15a (3) and (8).